

SECURI ... ISSION

13030417

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

SEC FILE NUMBER
8- 42622

KH 3/7

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2012** (MM/DD/YY) AND ENDING **DECEMBER 31, 2012** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **COMMERCE SQUARE TRADING, LLC** dba, Enrecap Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6075 POPLAR AVENUE, SUITE 700
(No. and Street)

MEMPHIS,	**TENNESSEE**	**38119**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Arnwine **(901) 761-8080**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAYER HOFFMAN MCCANN P.C.
(Name - *if individual, state last, first, middle name*)

5100 POPLAR AVENUE, 30TH FLOOR	**MEMPHIS,**	**TENNESSEE**	**38137**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

DD 3/9/13

COMMERCE SQUARE TRADING, LLC

Financial Statements
and Supplemental Information
For the Years Ended December 31, 2012 and 2011

OATH OR AFFIRMATION

I, **Scott Arnwine**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **COMMERCE SQUARE TRADING, LLC** as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature

PRESIDENT

Title



Notary Public

My Commission Expires: July 6, 2013



DOROTHY O. LEWIS
STATE
OF
TENNESSEE
NOTARY
PUBLIC
SHELBY COUNTY

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMERCE SQUARE TRADING, LLC

Contents



Mayer Hoffman McCann P.C.
An Independent CPA Firm

Clark Tower
5100 Poplar Avenue, 30th Floor
Memphis, Tennessee 38137
901-685-5575 ph
901-685-5583 fx
www.mhm-pc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Commerce Square Trading, LLC
Memphis, Tennessee

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Commerce Square Trading, LLC as of December 31, 2012 and 2011, and the related statements of income (loss), changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commerce Square Trading, LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental information on pages 12 through 17 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in our audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Mayer Hoffman McCann P.C.

Memphis, Tennessee
February 27, 2013

COMMERCE SQUARE TRADING, LLC

Statements of Financial Condition
December 31, 2012 and 2011

Assets

	2012	2011
Cash	$ 206,686	$ 304,311
Accounts receivable	69,754	28,007
Prepaid expenses and other	962	15,366
Note receivable	-	268,750
Due from parent company	756,752	427,328
Total Assets	$ 1,034,154	$ 1,043,762

Liabilities and Members' Equity

	2012	2011
Accrued expenses	$ 3,346	$ 16,000
Commitments and contingencies		
Members' equity	1,030,808	1,027,762
Total Liabilities and Members' Equity	$ 1,034,154	$ 1,043,762

The accompanying notes are an integral part of these financial statements.

COMMERCE SQUARE TRADING, LLC

Statements of Income (Loss)
For the Years Ended December 31, 2012 and 2011

	2012	2011
Revenues		
Commissions	$ 392,699	$ 1,275,880
Other	368,005	882,687
Total revenues	760,704	2,158,567
Expenses		
Management and originating fees	196,790	802,462
Compensation and benefits	201,559	523,369
Administration and other	249,869	377,148
Clearing fees	114,940	336,339
Total expenses	763,158	2,039,318
Income (loss) before income taxes	(2,454)	119,249
Provision for state income taxes	500	5,000
Net income (loss)	$ (2,954)	$ 114,249

The accompanying notes are an integral part of these financial statements.

COMMERCE SQUARE TRADING, LLC

Statements of Changes in Members' Equity
For the Years Ended December 31, 2012 and 2011

Members' equity, January 1, 2011	$ 913,513
Net income for 2011	114,249
Members' equity, December 31, 2011	1,027,762
Net loss for 2012	(2,954)
Capital contribution by minority member	6,000
Members' equity, December 31, 2012	$ 1,030,808

The accompanying notes are an integral part of these financial statements.

COMMERCE SQUARE TRADING, LLC

Statements of Cash Flows
For the Years Ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Net income (loss)	$ (2,954)	$ 114,249
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
Changes in operating assets and liabilities		
Accounts receivable	(41,747)	76,229
Prepaid expenses and other	14,404	(15,366)
Note receivable	268,750	(268,750)
Due from parent company	(329,424)	164,868
Accrued expenses	(12,654)	(39,958)
Net cash provided by (used in) operating activities	(103,625)	31,272
Cash flows from financing activities:		
Capital contribution by minority member	6,000	-
Net increase (decrease) in cash	(97,625)	31,272
Cash at beginning of year	304,311	273,039
Cash at end of year	$ 206,686	$ 304,311

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of significant accounting policies

Organization and nature of operations

Commerce Square Trading, LLC (the "Company"), a Delaware limited liability company, is a wholly-owned subsidiary of CSG Holdings, LLC ("Holdings"). The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, and is subject to regulation under the Securities Exchange Act of 1934. The Company is an introducing broker.

The Company executes all of its customers' transactions on a fully disclosed basis through clearing broker-dealers who carry the accounts and securities of the Company's customers.

Accounts receivable

Accounts receivable includes commissions and fee amounts receivable from clearing broker-dealers, and are stated at the amount management expects to collect from balances outstanding at year-end. Management closely monitors outstanding balances and writes off all balances not expected to be collected. Based upon management's assessment of the credit history with clearing broker-dealers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

Revenue recognition

Commissions and related clearing expenses are recognized on a trade-date basis. Commissions are recorded at gross, and the clearing broker-dealer fees are recorded as expenses in the accompanying statements of income (loss). Other revenue represents solicitation fees and special projects performed for clients on a fee basis. Other revenue is recognized as income when the services are performed and measurable.

Income taxes

The Company is a single member limited liability company wholly-owned by Holdings. As such, the Company is treated as a disregarded entity for federal income tax purposes and its activity is included in the federal income tax return of Holdings. Holdings, which is the entity that files the consolidated federal tax return, is a limited liability company and, as a result, no provision for federal income taxes is required. The Company is subject to state franchise and excise taxes.

The Company follows the asset and liability method for deferred income taxes. Under the asset and liability method, deferred state income taxes are recognized, if applicable, for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amount and the tax basis of existing assets and liabilities.

Events occurring after reporting date

Management has evaluated events and transactions that have occurred between December 31, 2012 and February 27, 2013, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements. See Note 8.

Note 1 - Summary of significant accounting policies (continued)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Statement of liabilities subordinated to the claims of general creditors

A statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the SEC is not presented, since no such liabilities existed at December 31, 2012 nor at any time during the year then ended.

Note 2 - Related party transactions

The Company is party to a management fee arrangement under which Holdings provides management and support services. No expenses were charged by Holdings to the Company during 2012, whereas expenses incurred under this arrangement amounted to $401,740 for 2011.

The Company is party to an originating fee arrangement under which Consulting Services Group, LLC, a company affiliated through common ownership, provides client referrals to the Company. Total expenses incurred under this arrangement amounted to $196,790 for 2012 and $388,628 for 2011.

The Company rents office space and purchases support services, including primarily all personnel services, from Holdings. Total expenses incurred for such items amounted to $180,000 for 2012 and $416,599 for 2011.

Due from parent company totaling $756,752 and $427,328 at December 31, 2012 and 2011, respectively, represents amounts transferred to Holdings to fund consolidated operations.

Through February 2011, pursuant to the terms of a selling agreement, the Company received solicitation fees for referred clients who invested in funds managed by Centennial Partners, LLC ("Centennial"), a company previously affiliated through common ownership. Total fees received amounted to $53,750 in 2011. Effective March 31, 2011, the Company terminated the selling agreement with Centennial in exchange for a promissory note receivable in the amount of $430,000. The unsecured, non-interest bearing note was fully collected by the Company as of December 31, 2012, and represented a note receivable balance of $268,750 as of December 31, 2011. The $430,000 note receivable issued to the Company as a result of the termination is included in other revenues for 2011.

Note 3 - Contingencies

The Company from time to time may be involved in various claims and possible actions arising out of the normal course of business. Although the outcome of any such matters cannot be predicted with certainty, management believes that at the present time there are no pending or threatened matters that are reasonably likely to have a material adverse effect on the financial position or results of operations of the Company.

Note 4 - Employee benefit plan

The Company participates in a qualified 401(k) profit sharing plan maintained by Holdings. Employees who are twenty-one years of age with at least six months of employment are eligible to participate. Eligible employees may voluntarily defer a percentage of their compensation, not to exceed maximum limits set by the Internal Revenue Service. Employer matching and nonelective contributions are discretionary. There were no employer matching or nonelective contributions for 2012 and 2011.

Note 5 - Income taxes

The provision for income taxes for the years ended December 31, 2012 and 2011 is comprised of Tennessee excise taxes of $500 and $5,000, respectively.

Note 6 - Net capital and reserve requirements

The Company is required to maintain minimum net capital pursuant to the "Uniform Net Capital Rule" (Rule 15c3-1) of the Securities and Exchange Commission, which requires that a broker-dealer's aggregate indebtedness, as defined, shall not exceed fifteen times net capital. As of December 31, 2012 and 2011, the Company's minimum required net capital under Rule 15c3-1 was $5,000 and $250,000, respectively. Effective November 30, 2012, the Company amended its FINRA Membership Agreement resulting in a reduction of the required net capital from $250,000 to $5,000.

Further pursuant to Rule 15c3-1, the Company may not allow withdrawal of equity capital if its aggregate indebtedness exceeds ten times its net capital as defined under the Rule. As of December 31, 2012 and 2011, the Company's net capital, as defined under the Rule, amounted to $206,111 and $322,568, respectively, which was $201,111 and $72,568, respectively, in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.02 to 1 at December 31, 2012 and 0.05 to 1 at December 31, 2011. Additionally, the Company is required by its clearing agent to maintain net capital of at least $100,000.

Note 7 - Concentration of credit risk

The Company has concentrated its credit risk for cash by maintaining deposits in financial institutions within its geographic region which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to significant credit risk to

cash.

Note 8 – Subsequent Events

In accordance with the Purchase and Sale Agreement ("PSA") dated August 15, 2012, and executed by and between Holdings and ERC Holding Corp. ("ERC"), a Delaware corporation, Holdings contingently sold 20% of its membership interests in the Company to ERC. Pursuant to the terms and conditions of the PSA being fully satisfied, ERC owns 100% of the membership interests of the Company effective January 1, 2013. The provisions of the PSA excluded substantially all of the assets and liabilities presented in the Statement of Financial Position as of December 31, 2012.

The receivable balance from Holdings in the amount of $756,752 as of December 31, 2012, was distributed to Holdings on January 1, 2013.

SUPPLEMENTAL INFORMATION

COMMERCE SQUARE TRADING, LLC
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2012

Computation of Net Capital

Total member's equity	$ 1,030,808
Less nonallowable assets:	
Prepaid expenses	962
Accounts receivable	66,983
Due from parent company	756,752
Net capital	$ 206,111

Computation of Aggregate Indebtedness

Accrued expenses	$ 3,346
Total aggregate indebtedness	$ 3,346

Computation of Basic Net Capital Requirement

Minimum net capital requirement, greater of $5,000 or 6.67% of aggregate indebtedness	$ 5,000
Net capital in excess of minimum requirement	201,111
Net capital as computed above	$ 206,111
Ratio of aggregate indebtedness to net capital	0.02

No material differences exist between the above computations and the corresponding computations most recently filed in the unaudited Form X-17A-5, Part II A as of December 31, 2012.

COMMERCE SQUARE TRADING, LLC
Schedule II - Computation for Determination of the Reserve Requirements
Under Securities and Exchange Commission Rule 15c3-3
December 31, 2012

Exemption Under Section (k)(2)(ii) has been Claimed

The Company is not required to file this schedule as it has claimed exemption from Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii) of the Rule. The Company is an introducing broker-dealer which clears all transactions with and for customers on a fully disclosed basis through clearing broker-dealers, and which promptly transmits all customer funds and securities to the clearing broker-dealers which carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by clearing broker-dealers.

COMMERCE SQUARE TRADING, LLC

Independent Registered Public Accounting Firm's Report on Internal Accounting Control
For the Year Ended December 31, 2012

To the Members
Commerce Square Trading, LLC
Memphis, Tennessee

In planning and performing our audit of the financial statements and supplemental information of Commerce Square Trading, LLC (the "Company") as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. The size of the Company and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control procedures that depend on the segregation of duties. Since the condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company. We did not identify any deficiencies in internal control activities for safeguarding securities that we consider to be material weaknesses, as defined above, and no facts came to our attention to cause us to believe that the Company was not in compliance with the exemptive provisions of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of its internal control, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

Memphis, Tennessee
February 27, 2013

COMMERCE SQUARE TRADING, LLC
Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation
For the Year Ended December 31, 2012

To the Member
Commerce Square Trading, LLC
Memphis, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Commerce Square Trading, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Commerce Square Trading, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Commerce Square Trading, LLC's management is responsible for Commerce Square Trading, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [check copies and general ledger account details] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [NASD FOCUS report worksheet] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [NASD FOCUS report worksheet] supporting the adjustments noting no differences; and

5. Noted there was no overpayment applied to the current assessment with the Form SIPC-7.

We were not engaged to, and we did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

Memphis, Tennessee
February 27, 2013